UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On October 22, 2026, the 14th Civil Chamber of the Istanbul Regional Court of Appeals (the “Regional Court”) ruled on the appeals filed against the June 24, 2026 decision of the Istanbul 14th Commercial Court of First Instance in the unfair competition case brought by certain Turkish drivers’ and automobile trade associations against our ride-sharing platform, Marti TAG, which we have previously referred to as our ride-hailing service. The Regional Court accepted our appeal, set aside the first-instance decision and, ruling on the merits, dismissed the plaintiffs’ claims in both the main action and the consolidated action originally filed before the Antalya 1st Commercial Court. The Regional Court also rejected the plaintiffs’ appeals, including their requests for interim measures to block access to our services. The decision was unanimous.

In its reasoned decision, the Regional Court held, among other things, that we do not act as a carrier nor directly provide transportation services, and that our platform operates as a hosting provider under Turkish Law No. 5651, and that, in the absence of legislation or administrative regulation prohibiting ride-sharing platforms or making them subject to a license or permit, such an activity cannot be prohibited by a court decision. The Regional Court concluded that our activities do not constitute unfair competition under the Turkish Commercial Code and that our advertising was not misleading.

The decision is not final. The plaintiffs may appeal the decision to the Turkish Court of Cassation within two weeks of service of the reasoned decision, and we expect that they will do so. If the Court of Cassation were to uphold the Regional Court’s decision, the case would be dismissed in its entirety; if it were to overturn the decision, the matter would be referred back to the Regional Court for further proceedings. We believe the Regional Court’s decision removes the basis for the enforcement proceedings previously initiated by the plaintiffs.

All of our services, including ride-sharing, two-wheeled electric vehicles and delivery services, continue to operate uninterrupted.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the outcome of any further appeal, the effect of the Regional Court’s decision on pending enforcement proceedings, and the continued operation of our services. These statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the risk that the Court of Cassation overturns the decision, changes in Turkish law or regulation applicable to ride-sharing platforms, and the other risks described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and our other filings with the SEC. We undertake no obligation to update any forward-looking statement, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: October 26, 2026	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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